NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA INITIATES EXPLORATION PROGRAM AT FENELON

August 11, 2005 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) is pleased to announce the commencement of an advanced exploration program at the Company’s 100% owned Fenelon Project, a high grade gold project located on the Detour Lake Break in Quebec. The Fenelon Project was acquired by Bonanza through a transaction involving Fenelon’s prior owners International Taurus Resources Inc. and Fairstar Explorations Inc. in 2005. Approximately $19 million, which includes exploration by prior operators, have been expended at Fenelon. This work includes substantial surface and underground drilling along with test mining and the processing of over 22,000 tonnes of mineralized material on a commercial basis at a nearby gold recovery plant.

Over 180 drill holes have been completed in the Discovery Area, where several holes encountered multiple ounce gold intercepts over several meters. The following table summarizes some of the more significant previously announced underground drilling results from the 2004 exploration program:

Hole No.	Zone	Length, m	Gold g/t	Gold oz/ton
1010E-001	B	2.29	62.6	1.82
1035E-001	D-E	2.45	113.9	3.32
1040E-001	B	1.38	287.4	8.38
1040E-001	D-E	10.82	30.3	0.88
1040E-003	B	2.30	51.7	1.51
1040E-004	C	3.29	48.0	1.40
1040E-005	B	4.70	286.8	8.36
1040E-005	D-E	11.28	72.0	2.10
1050E-005	D-E	3.30	378.0	11.02
1055E-001	C	4.55	20.0	0.58

On the basis of Bonanza’s review of the data, excellent potential remains to increase the known resource with additional drilling, as the resource is open both along strike and to depth.

Bonanza has assembled a skilled and experienced geological team for Fenelon. The team has extensive Abitibi Gold Belt exploration experience in general and in particular shear zone expertise specific to the Fenelon region of Quebec. The Program is currently underway and is designed to re-interpret the existing database and update the geological exploration model on both a local and regional basis. This effort will be immediately followed by an aggressive surface drilling program designed to expand the known resource base and test several exciting exploration targets outside of the Discovery Area. Bonanza anticipates that phase 1 of this drilling campaign will involve over 10,000 meters of drilling, commencing in the fall of 2005. The total drilling campaign will include up to 20,000 meters of drilling. Bonanza is well funded to complete both phases of the proposed drilling campaign at Fenelon.

Brian Kirwin, President and CEO, commented, “With our Copperstone Project now in the Pre-Feasibility study stage, the Company’s exploration focus is expanding to include the high grade Fenelon Gold Project. We are very encouraged with Fenelon’s exploration upside and believe it has the potential to become our next high-grade gold mine after Copperstone. The knowledge gained through the completed drilling, test mining and milling programs is very valuable as we launch a significant drilling campaign designed to substantially increase the known resources at Fenelon.”

About Bonanza
Bonanza is gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Prefeasibilty stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.3 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call or write:
Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free 877-366-4464